From:	Christopher Sprague [chris.sprague@prudential.com]
Sent:	Tuesday, February 09, 2010 3:49 PM
To:	Samuel, Sally
Subject:	Your question about prospectus disclosure concerning delaying the pricing of a transfer request

Sally: the disclosure you referenced has been in our prospectuses for many years. The procedure is one tool we have in our arsenal to combat market timing. Apparently, this kind of provision is seen in the mutual fund industry (see excerpts from SEC releases below).

Here is an excerpt from the proposing release - - Investment Company Act Release No. 26287 (December 11, 2003), which was the SEC release proposing changes to N-1A, N-3, N-4, and N-6 regarding market timing:

The description of the mutual fund's policies and procedures, if any, for deterring frequent purchases and redemptions of fund shares by fund shareholders would be required to include any restrictions imposed by the fund to prevent or minimize such frequent purchases and redemptions, including:

. any restrictions on the volume or number of purchases, redemptions, or exchanges that a shareholder may make within a given time period;

. any exchange fee or redemption fee;

. any costs or administrative or other fees or charges that are imposed on shareholders deemed to be engaged in frequent purchases and redemptions of fund shares, together with a description of the circumstances under which such costs, fees, or charges will be imposed;

. any minimum holding period that is imposed before an investor may make exchanges into another fund;

. any restrictions imposed on exchange or purchase requests submitted by overnight delivery, electronically, or via facsimile or telephone; and

. any right of the fund to reject, limit, delay, or impose other conditions on exchanges or purchases or to close or otherwise limit accounts based on a history of frequent purchases and redemptions of fund shares, including the circumstances under which such right will be exercised.

The proposals would require that the policies and procedures for deterring frequent purchases and redemptions, including any restrictions [*31] imposed to prevent or minimize such frequent purchases and redemptions, be described with specificity. n32 For example, a fund might state that a 2% redemption fee will be applied to all redemptions within 60 days after purchase or, in describing any restrictions on the volume or number of purchases, redemptions, or exchanges that a shareholder may make within a given time period, a fund might state that it prohibits more than 3 exchanges per year.

And here are two excerpts from the adopting release (Investment Company Act Release No. 26418 (April 16, 2004):

The description of the mutual fund's policies and procedures, if any, for deterring frequent purchases and redemptions of fund shares by fund shareholders will be required to include any restrictions imposed by the fund to prevent or minimize such frequent purchases and redemptions, including:

       . any restrictions on the volume or number of purchases, redemptions, or exchanges that a shareholder may make within a given time period;

       . any exchange fee or redemption fee;

       . any costs or administrative or other fees or charges that are imposed on shareholders deemed to be engaged in frequent purchases and redemptions of fund shares, together with a description of the circumstances under which such costs, fees, or charges will be imposed;

       . any minimum holding period that is imposed before an investor may make exchanges into another fund;

       . any restrictions imposed on exchange or purchase requests submitted by overnight delivery, electronically, or via facsimile or telephone; and

       . any right of the fund to reject, limit, delay, or impose other conditions on exchanges or purchases or to close or otherwise limit accounts based on a history of frequent purchases and redemptions of fund shares, including the circumstances under which such right will be exercised.

Amendments to Registration Forms for Variable Insurance Products

We are also adopting requirements for similar disclosure in Forms N-3, n28 N-4, n29 and N-6, n30 the registration forms for insurance company separate accounts that issue variable annuity and variable life insurance contracts, with respect to both the risks of frequent transfers of contract value among sub-accounts, and the separate account's policies and procedures with respect to such frequent transfers. As discussed in the Proposing Release, these disclosure requirements are similar to those applicable to mutual funds with respect to frequent purchases and redemptions, with modifications to address the different structure of these issuers. n31 We note that we are making the same modifications to the proposed requirements for Forms N-3, N-4, and N-6 that we are making with respect to Form N-1A.
n32